EXHIBIT (A)(1)

                          Offer to Purchase for Cash

                    All Outstanding Shares of Common Stock
  (Including the Associated Rights to Purchase Series A Junior Participating
                               Preferred Stock)
                                      of
                           Molecular Dynamics, Inc.
                                      at
                             $20.50 Net Per Share
                                      by
                             APB Acquisition Corp.
                         a wholly-owned subsidiary of

                        Amersham Pharmacia Biotech Inc.

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
     TIME, ON FRIDAY, SEPTEMBER 11, 1998, UNLESS THE OFFER IS EXTENDED.
------------------------------------------------------------------------------

               THE BOARD OF DIRECTORS OF MOLECULAR DYNAMICS, INC. (THE "COMPANY") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER DESCRIBED HEREIN, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES), AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                         ------------------------

               THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, AND ASSOCIATED RIGHTS (AS DEFINED BELOW) (REFERRED TO HEREIN COLLECTIVELY AS THE "SHARES"),
OF THE COMPANY WHICH, TOGETHER WITH THE SHARES THEN OWNED BY AMERSHAM PHARMACIA BIOTECH INC. AND ITS AFFILIATES, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

               Vector Securities International, Inc., financial advisor to the Company, has delivered to the Board of Directors of the Company its written opinion to the effect that, as of the date of the Merger Agreement (as hereinafter defined), the $20.50 in cash to be received by the holders (other than Parent and its Affiliates) of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

                         ------------------------

                                 IMPORTANT

               Any stockholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 2 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

               Any stockholder who desires to tender Shares and cannot deliver the certificate(s) representing such Shares and all other required documents to the Depositary by the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 2.

               Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.

                         ------------------------

                   The Dealer Manager for the Offer is:


                        MORGAN STANLEY DEAN WITTER


August 14, 1998



                               TABLE OF CONTENTS

                                                                          Page

INTRODUCTION.................................................................1

      1. Terms of the Offer..................................................2
      2. Procedure for Tendering Shares......................................3
      3. Withdrawal Rights...................................................5
      4. Acceptance for Payment and Payment..................................5
      5. Certain Federal Tax Considerations..................................6
      6. Price Range of Shares; Dividends....................................7
      7. Certain Information Concerning the Company..........................7
      8. Certain Information Concerning Purchaser, Parent, Amersham
           Pharmacia Biotech Ltd and Nycomed Amersham plc....................9
      9. Source and Amount of Funds.........................................11
     10. Background of the Offer; Past Contacts, Transactions or
           Negotiations with the Company....................................12
     11. The Merger Agreement; The Stockholder Agreement; Other
           Arrangements.....................................................14
     12. Purpose of the Offer; Plans for the Company........................24
     13. Effect of the Offer on the Market for Shares; Stock Quotations;
           Registration under the Exchange Act..............................25
     14. Dividends and Distributions........................................26
     15. Extension of Tender Period; Termination; Amendment.................26
     16. Certain Conditions of the Offer....................................27
     17. Certain Legal Matters; Regulatory Approvals........................28
     18. Fees and Expenses..................................................30
     19. Miscellaneous......................................................30

Schedule I Information Concerning Directors and Executive Officers of Parent,
           Purchaser, Amersham Pharmacia Biotech Ltd and Nycomed Amersham
           plc.............................................................I-1


                                 INTRODUCTION

To the Holders of Common Stock of
   Molecular Dynamics, Inc.:

               APB Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Amersham Pharmacia Biotech Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of Common Stock, $.01 par value (the "Common Stock"), of Molecular Dynamics, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase shares of Series A Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and Harris Trust and Savings Bank, as Rights Agent, dated as of November 23, 1994 (the "Rights Agreement") (the Rights and the Shares are referred to herein collectively as the "Shares"), at $20.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Parent will pay all charges and expenses of Morgan Stanley & Co. Incorporated (the "Dealer Manager"), Harris Trust Company of New York (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See Section 18.

               THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS HEREINAFTER DEFINED) A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY PARENT AND ITS AFFILIATES, WOULD REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). SEE SECTION 16.

               THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER DESCRIBED HEREIN, UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES), AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

               VECTOR SECURITIES INTERNATIONAL, INC., FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF THE DATE OF THE MERGER AGREEMENT (AS HEREINAFTER DEFINED), THE $20.50 IN CASH TO BE RECEIVED BY THE HOLDERS (OTHER THAN PARENT AND ITS AFFILIATES) OF SHARES IN THE OFFER AND THE MERGER IS FAIR TO SUCH HOLDERS FROM A FINANCIAL POINT OF VIEW. The full text of the written opinion of Vector Securities International, Inc. containing the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion as well as the limitations of such opinion is included with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to stockholders concurrently herewith. Stockholders are urged to read the full text of such opinion in conjunction with this Offer.

               The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 9, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each outstanding Share (other than Shares held by Parent or any subsidiary of Parent and Shares held by stockholders properly exercising appraisal rights under Delaware law) will be converted into a right to receive $20.50 in cash, without interest. See Section 11. For a discussion of the treatment of stock options in the Merger, see Section 11.

               The Merger Agreement provides that effective upon acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. See Section 11.

               Based upon information provided by the Company, as of July 5, 1998, there were outstanding 10,278,300 Shares and stock options to purchase an aggregate of 2,211,991 Shares. Based upon the foregoing, as of July 5, 1998, there were 12,490,291 Shares outstanding on a fully diluted basis. Parent beneficially owns 1,002,000 Shares, or approximately 8% of the Shares on a fully diluted basis. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 5,240,000 Shares are validly tendered pursuant to the Offer and not withdrawn. James M. Schlater, Chairman of the Boards of Directors of the Company, and Jay T. Flatley, President and Chief Executive Officer of the Company, have entered into an agreement (the "Stockholder Agreement") with Parent and Purchaser pursuant to which Messrs. Schlater and Flatley have agreed to tender any Shares beneficially owned by them in the Offer, and under certain circumstances, to exercise their vested options to acquire Shares and to tender the Shares received upon such exercise in the Offer. Messrs. Schlater and Flatley collectively own 131,280 Shares (approximately 1% of the Shares on a fully diluted basis) and vested options to purchases 484,770 Shares (approximately 3.8% of the Shares on a fully diluted basis). See Section 11.

               Under the General Corporation Law of Delaware ("Delaware Law") and the Company's Certificate of Incorporation, the Merger requires the approval of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. However, there can be no assurance that Purchaser will acquire at least a majority of the outstanding Shares.

               THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.    Terms of the Offer.

               Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares that are validly tendered by the Expiration Date and not withdrawn as provided in
Section 3. The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Friday, September 11, 1998, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

               The Offer is subject to certain conditions set forth in Section 16, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied prior to the Expiration Date, Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 3, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

               Purchaser may, with the consent of the Company, waive the Minimum Condition or any of the other conditions to the Offer and make any change in the terms or conditions of the Offer and expressly reserves its right to do so. For a description of the conditions to the Offer, Purchaser's right to extend the period of time during which the Offer is open and to amend, delay or terminate the Offer, see Sections 15 and 16.

               The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Procedure for Tendering Shares.

               To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as hereinafter defined), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a Book Entry Confirmation (as hereinafter defined) received by the Depositary), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with.

               The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a Book-Entry Confirmation (as hereinafter defined) which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

               Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

               Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. "Eligible Institution" means a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

               Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificate(s) representing such Shares and all other required documents to the Depositary by the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

              (i) such tender is made by or through an Eligible Institution;

             (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

            (iii) the certificates for such Shares (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent's Message, and any other required documents, are received by the Depositary within three National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") National Market System trading days after the date of execution of the Notice of Guaranteed Delivery.

               The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

               The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

               By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after August 14,
1998). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such stockholder (and, if given or executed, will not be deemed to be effective). Such designees of Purchaser will be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

               The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that
(a) such stockholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (b) the tender of such Shares complies with Rule 14e-4, and
(c) such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

               All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other Shares. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

               Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a stockholder is a non-resident alien or foreign entity not subject to back up withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

3.    Withdrawal Rights.

               Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 14, 1998 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 3.

               To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

               All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Parent, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4.    Acceptance for Payment and Payment.

               Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not withdrawn pursuant to Section 3 as soon as practicable after the Expiration Date. In addition, Purchaser reserves the right, in its sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares in order to comply in whole or in part with any applicable law. For a description of Purchaser's right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Sections 15 and 16.

               For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a Book-Entry Confirmation), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, an Agent's Message, and any other required documents. See Section
2. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

               If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

               Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

               If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

               Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and
(ii) unless otherwise permitted by law, Purchaser may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the conditions specified in Section 16 without extending the period of time during which the Offer is open.

5.    Certain Federal Income Tax Considerations.

               Sales of Shares by stockholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

               In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the stockholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares.

               The foregoing discussion may not apply to stockholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code").
In addition, gain recognized by a sale of Shares by a stockholder who owns or has previously owned (actually or constructively, taking into account certain stock ownership attribution rules) more than 5% by value of the Company's stock could be treated as ordinary income if the Company were determined to be a "collapsible corporation" under Section 341(a) of the Code. Payments received by holders of Company options upon cancellation thereof in connection with the Merger will constitute ordinary compensation income to such holders subject to applicable income and employment tax withholding at the time of payment.

               THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR OTHER TAX LAWS.

6.    Price Range of Shares; Dividends.

               The Shares are traded in the over-the-counter market and are quoted on the Nasdaq National Market System ("Nasdaq") under the symbol MDYN. The following table sets forth, for the periods indicated, the high and low sale prices per Share as quoted on Nasdaq, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "Company 10-K") and thereafter as reported in published financial sources. According to the Company, the Company has not paid cash dividends on the Shares to date.

                                                  High            Low
                                              -------------    -----------
1996
 First Quarter............................       $  8            $  5 1/2
 Second Quarter...........................          8 3/4           4 7/8
 Third Quarter............................          7 5/8           5 1/4
 Fourth Quarter...........................         14 5/8           7 3/8
1997
 First Quarter............................       $ 16 3/4        $ 10 5/8
 Second Quarter ..........................         17 1/2          10 1/2
 Third Quarter............................         28 1/8          12 5/8
 Fourth Quarter...........................         27 3/8          13 5/8
1998
 First Quarter............................       $ 17 1/8        $  9 3/4
 Second Quarter...........................         15 1/8          11
 Third Quarter (through August 13, 1998)..         20 1/16          9 11/16


               On August 7, 1998, the last full day of trading before public announcement of the execution of the Merger Agreement, the reported closing sales price per Share on Nasdaq was $15. On August 13, 1998, the last full day of trading prior to commencement of the Offer, the reported closing sales price per Share on Nasdaq was $20.


                     STOCKHOLDERS ARE URGED TO OBTAIN
                 CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. Certain Information Concerning the Company.

               The Company is a Delaware corporation with its principal executive offices located at 928 East Arques Avenue, Sunnyvale, California 94086.

               According to the Company 10-K, the Company is a leading developer, manufacturer and international marketer of systems that accelerate genetic discovery and analysis. The Company markets its products worldwide to universities, government research laboratories, and biotechnology, pharmaceutical, genomics and chemical companies.

               The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for its fiscal quarter ended March 31, 1998. More comprehensive financial information is included in such 10-K and the other documents filed by the Company with the Securities and Exchange Commission ("Commission"), and the financial data set forth below is qualified in its entirety by reference to such reports and other documents and all of the financial statements and notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.


                         MOLECULAR DYNAMICS, INC.


                   SELECTED CONSOLIDATED FINANCIAL DATA


                                                                                    Three months ended
                                                                                         March 31,
                                             Year ended December 31,                    (unaudited)
                                       ------------------------------------       ----------------------
                                         1997          1996          1995           1998          1997
                                       --------      --------      --------       --------      --------
                                                       (in thousands, except per share amounts)
Income Statement Data

Sales and other revenue............    $ 55,715      $ 49,378      $ 38,938       $ 14,080      $ 13,006
                                       --------      --------      --------       --------      --------
Gross margin.......................      30,259        27,907        21,406          7,466         7,459
Operating income (loss)............       4,340         2,894       (3,954)            841           973
Net income (loss)..................       4,860         3,408       (2,987)            845         1,060
Earnings (loss) per share: basic...        0.48          0.34        (0.30)           0.08          0.11
Shares used to compute earnings
  earnings (loss) per share: basic.      10,181        10,058        10,095         10,406         9,951

Balance Sheet Data
Working capital....................    $ 34,351      $ 27,889      $ 28,568       $ 35,372      $ 30,443
Total assets.......................      59,055        46,043        42,745         63,082        48,253
Total stockholders' equity.........      41,918        33,514        33,645         43,450        36,376



               Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although neither Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor Parent takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or Parent.

               The Company is subject to the informational filing requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661). Such material may also be obtained from the Commission's web site at http://www.sec.gov. Copies of such material should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

               In the course of the discussions between representatives of Parent and the Company regarding the Offer and the Merger, representatives of Parent were informed (i) that the Company was aware of Wall Street analyst expectations for 1999 earnings per Share in the range of $0.75 per Share and that the Company's initial budget for 1999 was moderately above that and (ii) that the Company expects its earnings to grow at a compound annual rate of approximately 30% during the next five years. These data should be read together with the financial statements of the Company referred to herein.

               The foregoing projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. The inclusion of these projections should not be regarded as an indication that the Company, Purchaser or Parent or any other person who received such information considers it an accurate prediction of future events, and none of them has relied on them as such. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and many of which are described in more detail under "Item 1: Business" of the Company 10-K. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown. None of the Company, Parent or Purchaser intends to update, revise or correct such projections if they become inaccurate (even in the short term).

8. Certain Information Concerning Purchaser, Parent, Amersham Pharmacia Biotech Ltd and Nycomed Amersham plc.

               Purchaser is a Delaware corporation which was incorporated on August 6, 1998 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the Stockholder Agreement, the commencement of the Offer and certain financing transactions related thereto. Purchaser is a wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at c/o Amersham Pharmacia Biotech Inc., 800 Centennial Avenue, P.O. Box 1327, Piscataway, NJ 08855-1327.

               Parent is a Delaware corporation. Parent is a wholly-owned subsidiary of Amersham Pharmacia Biotech Ltd, a limited liability company organized under the laws of England ("APB Ltd"), 55% of which is owned by Nycomed Amersham plc ("Nycomed Amersham") and 45% of which is owned by Pharmacia & Upjohn Inc. The principal executive offices of Parent are located at 800 Centennial Avenue, P.O. Box 1327, Piscataway, NJ 08855-1327. The principal executive offices of APB Ltd are located at Bjorkgatan 30, S-751 82 Uppsala, Sweden.

               APB Ltd and Parent (collectively, "Amersham Pharmacia Biotech") are engaged in life science research, which is the study of biological systems to enable scientists and researchers to explain the fundamental processes of living cells and to understand the mechanics of disease so as to develop better ways of controlling and combating them. The principal market for their research products consists of scientists working in laboratory groups located in universities, medical research centers, hospitals and research institutes and commercial enterprises such as pharmaceutical, biotechnology, and agrochemical companies as well as production engineers in the pharmaceutical and biotechnology industry.

               Amersham Pharmacia Biotech estimates that its research customer base comprises more than 200,000 individual researchers worldwide, located in 50,000 laboratories at 10,000 institute or company locations. Amersham Pharmacia Biotech supplies products to over 120 countries, with the principal markets being the U.S., Japan, Germany, France and the U.K.

               Amersham Pharmacia Biotech's strategy is to collaborate with other researchers in its peer group to convert technology into systems, products and services which can be used to improve health management. Amersham Pharmacia Biotech is focusing on identifying and commercializing innovative new technologies so as to extend the existing platform of enabling technologies, products and services that significantly improve various research activities. Amersham Pharmacia Biotech will continue its focus on high growth segments of molecular biology, cell biology and automated sequencing in the pharmaceutical and biotechnology sectors.

               The key areas addressed by Amersham Pharmacia Biotech are applied genomics (including molecular biology and DNA sequencing), cell biology (in support of drug discovery and development) and separations (complete systems for separating and purifying biological molecules and large scale DNA synthesis).

Amersham Pharmacia Biotech's estimated share of the world-wide market for its product is presented in the table below:

                                    Market Share(1)      Market Position(1)
                                    ---------------      ------------------
Applied genomics..............           15%
DNA sequencing................                                  2
Molecular biology.............                                  1
Protein studies...............                                  2

Cell biology..................           25%
Drug screening reagents.......                                  1
Custom labelling..............                                  1
Drug development assays.......                                  2
Radiochemicals................                                  1

Separations...................           33%
Industrial chromatography.....                                  1
DNA synthesis.................                                  1
Laboratory chromatography.....                                  1

---------------
(1) By sales

               Turnover of Amersham Pharmacia Biotech, as reported by Nycomed Amersham, for the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively, was Pound Sterling, 163.9 million and Pound Sterling, 237.5 million, in each case representing 44% of the consolidated turnover of the Nycomed Amersham group. Profit before interest and taxation of Amersham Pharmacia Biotech, as reported by Nycomed Amersham, for the year ended March 31, 1997 and the nine months ended December 31, 1997, respectively, was Pound Sterling, 37.4 million and Pound Sterling,
40.2 million. Nycomed Amersham reported a consolidated profit before interest and taxation for Amersham Pharmacia Biotech for the year ended
March 31, 1997 of Pound Sterling, 66.4 million and a consolidated loss before interest and taxation for the nine months ended December 31, 1997 of Pound Sterling, 55.6 million.

               Nycomed Amersham is a public limited company organized under the laws of England. It is an international pharmaceutical group engaged in the research and development ("R&D"), production, sale, distribution and licensing of medical imaging contrast media and radiotherapy. Nycomed Amersham and its subsidiaries are also engaged in R&D, manufacture and sale of specialized products for life science research and development, manufacturing and marketing of pharmaceutical, nutraceutical and in vitro diagnostic products.

               The merger of Amersham International plc and Nycomed ASA was completed on October 21, 1997, and Amersham International plc, which acquired Nycomed ASA by tender offer to effect the merger, changed its name to Nycomed Amersham plc as of October 22, 1997. Nycomed Amersham and its subsidiaries are currently organized into three principal lines of business: the medical imaging business, the life science business which is operated through APB Ltd and the therapeutic business.

               The principal executive offices of Nycomed Amersham are located at Amersham Place, Little Chalfont, Buckinghamshire, England HP7 9NA. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Nycomed Amersham, APB Ltd, Parent and Purchaser are set forth on Schedule I hereto.

               Except as described in this Offer to Purchase, (i) neither Nycomed Amersham, APB Ltd, Parent or Purchaser (the "Reporting Persons") nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, nor any associate or majority-owned subsidiary of any of the foregoing beneficially owns, or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Reporting Persons nor, to the best of their knowledge, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

               Except as described in this Offer to Purchase, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, since January 1, 1995, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, since January 1, 1995, there have been no contacts, negotiations or transactions between the Reporting Persons or any of their subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

9.    Source and Amount of Funds.

               The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $223 million (the "Required Amount"). In order to finance the purchase of the Shares and to pay the related fees and expenses, Nycomed Amersham has undertaken, pursuant to a commitment letter provided to Parent, to lend the Required Amount to Parent. It is expected that Parent will, immediately prior to the consummation of the Offer, make a capital contribution to Purchaser in the Required Amount in consideration for the issuance by Purchaser of shares of common stock. It is also expected that an intercompany note will evidence the loan (the "Intercompany Loan"). It is further expected that the Intercompany Loan will mature in six months and will bear interest at LIBOR plus 0.375 percentage points. Amounts may be borrowed in multiple currencies. The Intercompany Loan will be unsecured.

               It is expected that the Intercompany Loan will be repaid from funds generated internally by Purchaser (including, after consummation of the Merger with the Company, funds generated by the Company).

               The total assets of the Nycomed Amersham group as at December 31, 1997, calculated in accordance with U.S. GAAP, were $4,732.9 million, and stockholders' equity of the Nycomed Amersham group as at December 31, 1997, was $2,697.3 million. At June 30, 1998, Nycomed Amersham had available approximately Pound Sterling519 million in undrawn credit facilities.

               The foregoing financial data (other than the last sentence of the preceding paragraph) relating to Nycomed Amersham and its subsidiaries has been taken or derived from the audited financial statements contained in Nycomed Amersham's Annual Report on Form 20-F for the year ended March 31, 1997. More comprehensive financial information is included in such Annual Report and the other documents filed by Nycomed Amersham with the Commission, and the financial data set forth above is qualified in its entirety by reference to such Annual Report and other documents and all of the financial statements and notes contained therein.

               Nycomed Amersham is subject to certain of the informational filing requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information should be available for inspection and copying at the offices of the Commission in the same manner as set forth with respect to the Company in
Section 7. Such material should also be available for inspection at the library of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY, 10005.

10. Background of the Offer; Past Contacts, Transactions or Negotiations with the Company.

               Background of the Offer. In April 1994, Nycomed Amersham and the Company established a strategic alliance to bring together the molecular biology and chemistry skills of Parent with the instrumentation skills of the Company to create complete DNA sequencing and genomic analysis systems. This strategic alliance was documented in a series of Collaboration, Cross Co-Promotion and Co-Development Agreements. At the same time Parent purchased 1,002,000 Shares and entered into the Standstill Agreement. See "Other Agreements" below.

               From 1994 until 1997 the parties cooperated in marketing a variety of products, including a fluorescent scanner for electrophoresis gels together with fluorescent labeling kits used in detecting DNA and proteins, a DNA labstation and fluorescent DNA sequencers. The development of these products and the strategic direction of the alliance was directed by a Business Steering Group ("BSG"), comprising representatives of both parties.

               In 1996 and 1997, the BSG refocused the alliance on developing and marketing technologies for genomic analysis. The major technologies comprised microarrays for gene expression analysis, marketed as the Microarray Technology Access Program ("MTAP") and capillary electrophoresis sequencing marketed as the MegaBACE 1000[Trademark] instrument and associated reagents.

               The BSG recognized as early as August 1997 that better coordination between Parent and the Company of R&D and sales and marketing was desirable for commercial success of the MegaBACE and the MTAP. At that time, several options were discussed between the parties, ranging from acquisition of part or all of the Company by Parent to large scale secondment or joint venture arrangements. These discussions were inconclusive and ceased by December 1997.

               Further discussions on improved coordination took place at a meeting of the BSG in February 1998 in Silverado, California. At this meeting, the Company proposed a change in the profit sharing arrangements for the MTAP. The parties were unable to agree to the proposed change. Over the next few months, several other options were also discussed among the representatives of the parties with no results. These options included an R&D joint venture, an exclusive marketing arrangement for the products by one of the parties' salesforce or an acquisition by Parent of the assets of the MegaBACE program.

               On June 26, 1998, Ron Long (Chief Executive Officer of APB
Ltd), Michael Evans (Vice President, Applied Genomics of APB Ltd) and Alan Dance (Vice President, Corporate Development of APB Ltd) met Mark Sutherland (Vice President, Microarray Business Segment of the Company), Jay Flatley (Chief Executive Officer of the Company) and David Barker (Vice President, Research and Scientific Development of the Company) in Sunnyvale, California to discuss in greater detail a potential acquisition by Parent of the MegaBACE assets. The parties were, however, unable to agree on price. The meeting closed with both parties agreeing that the existing arrangements were not satisfactory and that both would explore other options.

               On June 29, 1998, Mr. Long telephoned James Schlater (Chairman of the Company) to say that the options that Parent would consider were for Parent to become the distributor for MegaBACE, to contribute MegaBACE into a company to be jointly owned by the two parties, or to consider an outright acquisition of the Company. On June 30, 1998, on a conference call, Mr. Long, Mr. Schlater and Mr. Flatley agreed that these were the options that should be considered by the respective management teams.

               On July 7, 1998, Mr. Long and Mr. Flatley discussed the progress made on the evaluation of the options and Mr. Long advised Mr. Flatley that Parent had requested its external advisors to help with the analysis.

               On July 28, 1998, Mr. Long informed Mr. Flatley that Parent's evaluation of the options discussed was nearly complete and that Parent would present these options to its Board of Directors at a meeting to be held on July 30, 1998 and to the Nycomed Amersham Board of Directors at a meeting to be held on August 6, 1998. Mr. Long suggested that the parties meet on the afternoon of August 7 to discuss these options with a view to reaching a settlement on one of them. Mr. Flatley said he would be reviewing the same options with the Board of Directors of the Company and agreed to the proposed meeting.

               On August 7, 1998, Mr. Long met Mr. Schlater and Mr. Flatley with their respective legal and financial advisors in New York in order to discuss the possibility of pursuing one of the options identified at previous meetings. The parties agreed that the best option would be for Parent to offer to acquire all the outstanding Shares, provided an acceptable price and other terms could be agreed. The parties proceeded on August 7 to discuss the price of an acquisition, the text of a draft merger agreement and the details of an employee incentive plan. During these discussions, APB proposed an offer price of $18.50 per share, which was rejected by representatives of the Company. Negotiations regarding price and other terms continued, and on the afternoon of August 8, 1998, the parties reached an agreement in principle on $20.50 per share in cash, but such agreement was contingent on satisfactory resolutions of the Merger Agreement and other ancillary issues, approval by the Board of Directors of the Company and the receipt of approvals from APB Ltd's shareholders, Nycomed Amersham and Pharmacia & Upjohn Inc.

               On the morning of August 9, 1998, APB Ltd obtained the approvals of its shareholders and later in the day the parties reached agreement on the Merger Agreement, the terms of an employee incentive plan and other ancillary agreements. Following a telephonic meeting of the Board of Directors of the Company on August 9, 1998, the Merger Agreement and Stockholder Agreements were executed.

               Other Agreements. In April 1994, the Company entered into a Collaboration Agreement, a Co-Development and Co-Promotion Agreement for FluorImager Reagents and a Cross Co-Promotion Agreement with Nycomed Amersham under which agreements the Company would take responsibility for development and sales of certain instrumentation, and Parent would develop and sell associated reagents. Operating profits of these reagent and instrument sales are shared between the Company and Parent. In addition, on April 6, 1994, the Company and Amersham Holdings, Inc. ("Amersham Holdings"), an affiliate of Nycomed Amersham, entered into a Warrant Purchase Agreement pursuant to which the Company granted to Amersham Holdings a warrant to purchase for its own account up to 1,002,000 Shares at $13.20 per Share, subject to customary anti-dilution provisions (the "Warrant"). The amount of Shares that could be purchased by Amersham Holdings under the Warrant was to be reduced by any amount of Shares that it subsequently purchased on the open market. Between April 11, 1994 and June 23, 1994, Amersham Holdings purchased 1,002,000 Shares on the Nasdaq National Market at prices ranging from $6.36 per Share to $7.50 per Share. These Shares were subsequently contributed to Amersham Life Science, Inc. and are now owned by Parent (which is a successor to Amersham Life Science, Inc.). The information contained in the Schedule 13D dated April 16, 1994 (and the amendments thereto) (the "Schedule 13D") filed by Amersham Holdings with the Commission is incorporated herein by reference.

               Concurrently with the issuance of the Warrant, on April 6, 1994, Amersham Holdings and the Company entered into a Standstill Agreement. Subject to certain exceptions, the Standstill Agreement (i) prohibits Amersham Holdings and its affiliates ( the "Investor Group") from acquiring or exercising any rights to purchase the Shares or any other securities entitled to vote for the election of directors of the Company ("Voting Securities") if the effect of such acquisition or exercise would result in the Investor Group attaining in excess of 19.9% (the "Threshold Percentage") of the voting power of the Company and (ii) prohibits the Investor Group from soliciting proxies or participating in the solicitation of proxies or entering into any type of voting arrangement in respect of the Shares. However, if any other group of persons were to acquire, or make a tender or exchange offer for, more than 19.9% of the Company's Voting Securities ("13D Group"), then the Investor Group is permitted under the Standstill Agreement to make a competing offer provided that the Investor Group may not in any case own more than the number of Shares acquired or to be acquired (assuming any offers to purchase have been consummated) by the 13D Group.

               If after the consummation of an offer by a 13D Group, such group ultimately holds less then 19.9% of the Voting Securities and the Investor Group holds more than 19.9% of the Voting Securities, then the Investor Group shall have the right to dispose of Voting Securities in excess of 19.9% of the voting power of the Company ("Incremental Shares") within 60 days from the date of holding Incremental shares to either (i) a independent third party in a bona fide transaction or transaction or (ii) into the public market in accordance with the terms of Rule 144. Upon expiration of the sixty day period, the Company has a 90-day option to acquire any such Incremental Shares which have not been disposed at a price equal to the price paid by the Investor Group for the Incremental Shares, plus expenses incurred in connection with the acquisition of such Shares. If this option is not exercised by the Company, then the original Threshold Percentage of 19.9% shall be raised to a percentage which reflects the actual voting power held by the Investor Group upon expiration of the option granted to the Company.

               The Investor Group was granted the right (the "Top-Up Right") to purchase additional shares up to the prevailing Threshold Percentage if the number of outstanding Voting Securities is increased in any manner. If a 13D Group has made a competing offer as described above, then the Investor Group must first exercise or waive its right to make a competing offer before exercising its Top-Up Right. The duration of the Top-Up Right and the price at which the Investor Group may purchase Shares from the Company is specified in the agreement.

               The Standstill Agreement also provides that, for five years from the date of the Standstill Agreement, if the Company shall issue any additional Shares (other than issuances for (i) employee stock options, (ii) a bona fide acquisition by the Company or (iii) the issuance of Shares or other securities in the ordinary course of business for equity financing purposes to other persons with whom the Company has a business relationship), the Investor Group has a right to purchase such number of additional Shares as to maintain its proportionate ownership of the Company's Voting Securities. Furthermore, whenever any member of the Investor Group proposes to offer for sale any Shares of the Company, it must first offer such Shares to the Company. The Investor Group may offer for sale to any person or persons Shares which are not purchased by the Company for a period of twenty days, at which time unsold Shares must be reoffered to the Company.

               The Company has granted Parent and Purchaser a waiver under the Standstill Agreement in respect of the Offer and the Merger. See Section 11.

               The foregoing summary of the Warrant Purchase Agreement, the Warrant and the Standstill Agreement is qualified in its entirety by reference to such agreements, which have previously been filed as exhibits to the
Schedule 13D.

11.   The Merger Agreement; The Stockholder Agreement; Other Arrangements.

               The Merger Agreement. The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Merger Agreement.

               The Offer. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. Purchaser has agreed that no change in the Offer may be made, without the consent of the Company, which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, waives the Minimum Condition, imposes conditions to the Offer in addition to the Minimum Condition and those conditions described in Section 15 or otherwise adversely affects the stockholders of the Company. Purchaser may, however, without the consent of the Company, (i) extend the Offer, if at any scheduled or extended expiration date of the Offer any of the conditions to the Offer shall not be satisfied and waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law and
(iii) extend the Offer on one or more occasions for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares.

               Pursuant to the Merger Agreement, in the event of the failure of one or more of the conditions to the Offer to be satisfied or waived on any date on which the Offer would otherwise have expired, Purchaser shall, if such condition could reasonably be expected to be satisfied, extend the Offer for a reasonable period time, except that Purchaser shall not be required to extend the Offer beyond October 31, 1998.

               Recommendation. The Board of Directors has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of the Company's stockholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. This recommendation of the Board of Directors may be withdrawn or modified by the Board of Directors if advised by counsel in writing that such withdrawal or modification is required in order to comply with the fiduciary duties of the Board of Directors. In such event, the Merger Agreement may be terminated and the Company will pay a fee to Purchaser and reimburse Purchaser for certain fees and expenses as set forth in "Fees and Expenses" below.

               The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and Purchaser file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware General Corporation Law ("Delaware Law") in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

               At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or owned by Purchaser shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above or with respect to Shares as to which appraisal rights have been perfected, be converted into the right to receive $20.50 in cash without interest.

               The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

               Employee Stock Options. At the Effective time, (i) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Molecular Dynamics, Inc. 1993 Employee Stock Purchase Plan (the "Company Stock Purchase Plan")) that is vested and exercisable (other than any option that becomes vested and exercisable by its terms as a result of the transactions contemplated by the Merger Agreement) shall be canceled, and the Company shall pay each such holder in cash at the Effective Time for each such option an amount determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such option by the number of shares to which such option relates, and (ii) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Company Stock Purchase Plan) that is unvested or unexercisable at the Effective Time (each, an "Unvested Option") shall be canceled, and Parent shall replace each such Unvested Option with an award (a "Replacement Award") with a total value determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such Unvested Option by the number of Shares to which such Unvested Option relates. The total value of the Replacement Award shall be payable in cash to the optionee in five installments, with the first such installment (constituting 25% of the Replacement Award) payable at the Effective Time and thereafter, the remaining portion of the Replacement Award shall be paid in four equal installments on the last business day of the third, sixth, ninth and twelfth month following the Effective Time (provided that the optionee shall only be entitled to such quarterly payment for any quarter during which such optionee is employed by the Company or its successor as of such quarterly payment date). Each Replacement Award shall represent an unfunded, unsecured obligation of the Company or its successor.

               Employee Stock Purchase Plan. As of the Effective Time, the Company Stock Purchase Plan shall be terminated. Parent shall pay each participant in any then current offering under such Plan that commences after the date of the Merger Agreement in cash at or promptly after the Effective Time, in cancellation of all rights under such Plan, the amount of such participant's account balance under the Plan.

               Board of Directors. The Merger Agreement provides that effective upon purchase and payment by Purchaser for a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of its incumbent directors. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of (i) each committee of the Board and (ii) each board of directors (and committee thereof) of each Subsidiary ("Subsidiary" means any corporation or other entity in which the Company has an ownership interest sufficient to elect a majority of the board of directors or other persons performing similar functions). Notwithstanding the foregoing, the Company shall use its best efforts to cause at least three members of the Company's Board of Directors as of the date hereof who are not employees of the Company (the "Continuing Directors") to remain members of the Board of Directors until the Effective Time and Parent consents thereto.

               Following the consummation of the Offer and until the Effective Time, the approval of at least a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any action with respect to the Merger or the Company Stockholder Meeting (as defined below) requiring action by the Board of Directors, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company (provided in each case that, if, following the expiration of the Offer, Parent shall own 90% or more of the Shares, the Board of Directors of the Company will take all actions necessary to effect the Merger).

               Company Stockholder Meeting. Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement, unless a vote of stockholders by the Company is not required by Delaware Law.

               The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting. The Company has agreed, subject to the fiduciary duties of its Board of Directors as advised in writing by counsel, to use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote all Shares then beneficially owned by it in favor of adoption of the Merger Agreement.

               Covenants of the Company. The Company has agreed that, prior to the Effective Time, the Company will conduct its business in the ordinary course consistent with past practice and that it will not adopt or propose any change in its certificate of incorporation or bylaws. In addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its Subsidiaries to

             (a) except pursuant to existing agreements or arrangements, (i) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities, (ii) make any investment in an amount in excess of $250,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer (other than investments in marketable securities made in compliance with the Company's cash management policy), or purchase for an amount in excess of $250,000 in the aggregate, any property or assets of any other individual or entity, (iii) waive, release, grant or transfer any rights of material value, (iv) license, dispose of, assign, transfer or encumber any intellectual property other than technology transfer and technology access agreements substantially on the terms of the Company's standard form agreements, (v) modify or change in any material respect any existing material license, lease, contract, or other document, (vi) enter into any supply or distribution agreement providing for a term in excess of twelve months, (vii) except to refund or refinance commercial paper, incur, assume or prepay an amount of long-term or short-term debt in excess of $2,000,000 in the aggregate, (viii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person which are in excess of $250,000 in the aggregate, (ix) make any loans to any other person which are in excess of $250,000 in the aggregate or (x) authorize any new capital expenditures which, individually or in the aggregate, are in excess of $500,000;

             (b) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned Subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries;

             (c) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

             (d) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

             (e) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices;

             (f) make any tax election or settle or compromise any material income tax liability;

             (g) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

             (h) agree or commit to do any of the foregoing; or

             (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time.

               Other Offers. Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to

               (i) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than Parent) which constitutes or would reasonably be expected to lead to (A) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or of over 20% of any class of equity securities of the Company or any of its Subsidiaries, (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company other than the transactions contemplated by Merger Agreement, or (D) any other transaction the consummation of which would or could reasonably be expected to interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to Parent of the transactions contemplated by the Merger Agreement (collectively, "Acquisition Proposals"), or agree to or endorse any Acquisition Proposal,

               (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party (other than Parent) to do or seek any of the foregoing, or

               (iii) except for the waiver under the Standstill Agreement (as described below), grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries. The foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from
(x) furnishing information pursuant to an appropriate confidentiality letter
(a copy of which shall be provided to Parent) concerning the Company and its businesses, properties or assets to a Third Party who has made or is seeking to initiate discussions with respect to a bona fide Acquisition Proposal, (y) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, and/or (z) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, but in each case referred to in the foregoing clauses (x) through (z), only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from Company Counsel that such action by the Board of Directors is required in order to comply with the fiduciary duties of the Board of Directors to the stockholders of the Company under applicable law.

               The Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (x) through (z) until after reasonable notice to Parent with respect to such action and that such Board of Directors shall continue to advise Parent after taking such action and, in addition, if the Board of Directors of the Company receives an Acquisition Proposal, then the Company shall promptly inform Parent of the terms and conditions of such proposal and the identity of the person making it.

               As of the date of the Merger Agreement, the Company is obligated to immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party.

               "Third Party" means any person, corporation, entity or "group," as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates.

               Company Stock Option. The Merger Agreement provides for a grant by the Company to Parent of an irrevocable option (the "Company Stock Option") to purchase for $20.50 per share in cash up to 1,750,000 Shares. Parent may exercise the Company Stock Option, in whole or in part, at any time or from time to time, from the date on which an Acquisition Proposal (as defined above) shall have been made or occur, as applicable, until the day (the "Option Termination Date") which is the earlier of (i) the Effective Time or (ii) nine months after the termination of the Merger Agreement. Parent may purchase Shares pursuant to the Company Stock Option only if all of the following conditions are satisfied: (i) Parent is not at the time of purchase in material breach of its obligations under the Merger Agreement, (ii) no preliminary or permanent injunction or other order, decree or ruling against the sale or delivery of the Shares issued by any federal or state court of competent jurisdiction in the United States is in effect at such time and
(iii) any applicable waiting period under the HSR Act shall have expired or been terminated at or prior to such time.

               In the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of Shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing Parent's rights under the Company Stock Option, the number and kind of Shares subject to the Company Stock Option and the purchase price per Share (but not the total purchase price) shall be appropriately and equitably adjusted so that Parent shall receive upon exercise of the Company Stock Option the number and class of Shares or other securities or property that Parent would have received in respect of the Shares purchasable upon exercise of the Company Stock Option if the Company Stock Option had been exercised immediately prior to such event.

               At any time or from time to time after the making of any Acquisition Proposal (as defined above), in connection with the anticipated consummation of an Acquisition Proposal Parent may, at its election, upon two days' notice to the Company, surrender all or a part of the Company Stock Option to the Company, in which event the Company shall pay to Parent, on the day of each such surrender and in consideration thereof, against tender by Parent of an instrument evidencing such surrender, an amount in cash per Share the rights to which are surrendered equal to the excess of (i) the price per Share to be paid in such Acquisition Proposal over (ii) the price per Share offered in connection with the Offer. Such surrender and payment shall be subject to, and occur substantially concurrently with, the consummation of the Acquisition Proposal. If all or a portion of the price per Share to be paid in such Acquisition Proposal consists of non-cash consideration, then price per Share referred to in clause (i) above shall be the cash consideration per Share, if any, plus the fair market value of the non-cash consideration per Share as set forth in such Acquisition Proposal or, if not so set forth, as determined by Parent investment bankers. Upon exercise of its right to surrender the Company Stock Option or any portion thereof and the receipt by the Parent of cash pursuant to this Section, any and all rights of the Parent to purchase Shares with respect to the portion of the Company Stock Option surrendered pursuant to this Section shall be terminated.

               The Company will apply to list all of the Shares subject to the Company Stock Option on the Nasdaq National Market System and will use its best efforts to obtain approval of such listing as soon as practicable.

               If Parent requests the Company in writing to register under the Securities Act of 1933, as amended, any of the Shares owned by Parent, the Company will use its best efforts to cause the offering of the Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by Parent of the Shares specified in its request.

               Redemption of Rights Plan. The Company shall take all necessary action to render the Rights Agreement inapplicable to the Offer, the Merger, the Company Stock Option, the Merger Agreement, the Stockholder Agreement and any other transaction contemplated hereby and thereby.

               Waiver of Standstill Agreement. The Company waives all of its rights and privileges under the Standstill Agreement with respect to the Merger, the Offer, the Company Stock Option, the other transactions contemplated hereby, the Stockholder Agreement (as described below) and the transactions contemplated thereby.

               Voting of Shares. Parent agrees to vote all Shares beneficially owned by it in favor of adoption of this Agreement at the Company Stockholder Meeting.

               Director and Officer Liability. From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its Certificate of Incorporation or Bylaws in effect on the date hereof to indemnify such person, and Parent shall also advance expenses as incurred to the fullest extent permitted under the Company's By-Laws. For six years after the Effective Time, Parent will cause the Company to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that in satisfying this obligation, Parent shall not be obligated to cause the Company to pay premiums in excess of 125% of the amount per annum the Company paid as of the date of the Merger Agreement, which amount has been disclosed to Parent (the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall cause the Company to maintain the most advantageous policies of directors' and officers' liability insurance for an annual premium equal to the Maximum Premium.

               Employee Benefits. During the period commencing on the Effective Time and ending on the first anniversary thereof, Parent shall provide employees of the Company and its Subsidiaries with salary and benefits reasonably comparable, in the aggregate, to the salary and benefits provided such employees immediately prior to the Effective Time (disregarding for this purpose any stock options of other equity-based compensation provided such employees prior to the Effective Time). For purposes of any employee benefit plan or arrangement maintained by Parent, Parent shall recognize service with the Company as service for all purposes except benefit accrual under any defined benefit pension plan maintained by Parent.

               Parent shall cause the Company to adopt, as of the Effective Time, retention plans for the employees of the Company which shall include the following terms:

               (a) Eligibility: The Company's Board of Directors will, in its sole discretion, select employees entitled to receive awards
("participants") and the category and amount of each such award;

               (b) Awards: The amounts of all bonuses will be designated in the plan and/or award agreement applicable to each individual participant. Three categories of awards will be granted, as follows: (i) Category I:
Retention Bonus (50% of "Total Retention Bonus"): payable on the third anniversary of the Effective Time, provided that the participant is employed by the Company on such date; Annual Sales Target Bonuses (50% of "TRB"):
three consecutive annual sales target bonuses (with the first one-year period commencing at the Effective Time), each accruing separately subject to the attainment of the designated Company sales targets for such one-year period. All annual sales target bonuses vest and become payable on the third anniversary of the Effective Time, provided that the participant is eligible to receive a Retention Bonus; Death or disability: upon a participant's death or disability (meaning an inability to work for at least six months in any 12-month period), the following amounts shall be payable: (A) a pro rata portion of the Retention Bonus, (B) the full amount of any Annual Sales Target Bonuses previously accrued and (C) a pro rata portion of the Annual Sales Target Bonus (if any) payable with respect to the year in which such death or disability occurred; Involuntary Termination: upon a participant's involuntary termination other than for cause (meaning willful misconduct or insubordination), a pro rata portion of the Retention Bonus shall be payable;
(ii) Category II: Retention Bonus: payable on the first anniversary of the Effective Time, provided that the participant is employed by the Company on such date; and (iii) Category III: Retention Bonus: payable six months after the Effective Time, provided that the participant is employed by the Company on such date.

               Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning its respective business, patents and other proprietary rights, compliance with law, litigation, employee benefit plans, taxes, environmental and other matters.

               Conditions to Certain Obligations. The obligations of the Company, Purchaser and Parent to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware Law, the adoption by the stockholders of the Company of the Merger Agreement in accordance with such law; (ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

               Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company): (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, (i) if Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to October 31, 1998; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any conditions to the Offer described in Section 15; (ii) if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (c) by Parent, (i) if the Board of Directors of the Company shall or shall resolve to (x) not recommend, or withdraw its approval or recommendation of, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated thereby, (y) modify such approval or recommendation in a manner adverse to Parent or Purchaser, or (z) approve, recommend or fail to take a position that is adverse to any proposed Acquisition Proposal; (ii) in the event of a material breach or failure to perform in a material respect by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be cured, or has not been cured within 30 days after the Company receives written notice from Parent of such breach or failure to perform; (d) by the Company, (i) if, in order to permit the Company to consummate an Acquisition Proposal which the Board of Directors of the Company has determined to be on terms more favorable to the Company's stockholders from a financial point of view, the Board of Directors of the Company shall or shall resolve to (x) not recommend, or withdraw its approval or recommendation of, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated thereby, (y) modify such approval or recommendation in a manner adverse to Parent or Purchaser, or (z) approve, recommend or fail to take a position that is adverse to any proposed Acquisition Proposal; or (ii) if Purchaser shall have failed to perform its obligations described under "The Offer" (unless such failure shall result from a breach by the Company of its obligations under the Merger Agreement) and such breach cannot be cured, or has not been cured within 30 days after Parent or Purchaser receive notice from the Company of such breach.

               If the Merger Agreement is terminated, the Merger Agreement shall become void and of no effect with no liability on the part of any party thereto, except that termination of the Merger Agreement shall be without prejudice to any rights any party may have thereunder against any other party for wilful breach of the Merger Agreement. The agreements regarding the Company Stock Option and the obligation on the Company to pay certain fees and expenses (as described below) shall survive the termination of the Merger Agreement.

               Fees and Expenses. Except as provided below, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense. If a Payment Event (as defined below) occurs, the Company shall pay to Parent, within two business days following such Payment Event, a fee of $7,000,000 (the "Termination Fee").

               "Payment Event" means (i) the termination of the Merger Agreement by Parent pursuant to clause (c)(i) described above under "Termination" or by the Company pursuant to clause (d)(i) described above under "Termination"; (ii) the termination of the Merger Agreement by either the Company or Parent, pursuant to clause (b)(i) described above under "Termination" and (x) the Company shall have failed to observe or perform in any material respect any of its obligations described under "Other Offers" above or (y) an Acquisition Proposal is received prior to the termination of this Agreement and not publicly rejected by the Company's Board of Directors; or (iii) the consummation of any Acquisition Proposal within nine months of the termination of the Merger Agreement by the Company pursuant to clause
(d)(i) described above under "Termination" provided that any Acquisition Proposal shall have been made prior to the termination of this Agreement.

               If a Payment Event occurs, the Company shall reimburse Parent and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel) up to $2,000,000 (plus any applicable VAT), in each case, actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby.

               The "Total Profit" (as hereinafter defined) that Parent shall be permitted to realize in respect of the Termination Fee and the Company
Stock Option shall not exceed $10,000,000.   In the event Parent's Total
Profit would exceed such amount, Parent shall, at its sole election, (a) reduce the number of Shares subject to the Company Stock Option, (b) deliver Shares received upon an exercise of the Company Stock Option to the Company for cancellation, (c) pay an amount of cash to the Company or (d) do any combination of the foregoing so that Parent's actual realized Total Profit shall not exceed $10,000,000. "Total Profit" shall mean the aggregate (before taxes) of (i) any amount received pursuant to the Company's repurchase of the Company Stock Option (or any portion thereof), (ii) any amount received pursuant to the Company's repurchase of the Shares (less the purchase price for such Shares), (iii) any net cash received pursuant to the sale of Shares received by Parent in any exercise of the Company Stock Option to any third party (less the purchase price of such Shares), (iv) any amounts received on transfer of the Company Stock Option or any portion thereof to a third party,
(v) any equivalent amounts received with respect to the Option (as adjusted pursuant to the Merger Agreement) and (vi) the Termination Fee.

               Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any other terms and conditions of the Merger Agreement if such change would materially affect the holders of any shares of capital stock of the Company.

               The Stockholder Agreement. The following is a summary of the Stockholder Agreement, a copy of which is filed as an Exhibit to the Schedule 14D-1. Such summary is qualified in its entirety by reference to the Stockholder Agreement.

               Agreement to Tender. Pursuant to the Stockholders Agreement, Jay T. Flatley and James M. Schlater (the "Stockholders") will tender in, and not withdraw from, the Offer all Shares presently owned by them and any additional Shares acquired by any of them after the date of the Stockholder Agreement (the "Stockholder Shares").

               At Parent's written request, Stockholders shall also exercise some or all of their vested employee options; provided, however, that Parent shall only make such a request in connection with the anticipated consummation of an Acquisition Proposal (as defined in the Merger Agreement) or of the Offer. The exercise of such employee options shall be subject to, and occur substantially simultaneously with, the consummation of the Acquisition Proposal or the Offer, as applicable. In the event Parent shall request a Stockholder to exercise some or all of such Stockholders' employee options, Parent shall loan to such Stockholder the aggregate exercise price payable by Stockholder in respect of the number of employee options requested to be exercised, which amount will be repaid to Parent at such time as the Stockholder Shares are acquired in the Offer or pursuant to an Acquisition Proposal.

               Other Offers. In the event of the consummation of any Acquisition Proposal, each Stockholder shall pay to Parent a portion of the consideration per Share or vested employee option, as applicable (the "Consideration") received by such Stockholder at the consummation of such Acquisition Proposal equal to (i) in the case of Stockholder Shares, an amount equal to the excess, if any, of the Consideration over $20.50 multiplied by the number of Stockholder Shares acquired pursuant to such Acquisition Proposal, or (ii) in the case of vested employee options, an amount equal to the excess, if any, of the Consideration over $20.50 multiplied by the number of Stockholder Shares underlying such vested employee options which are cashed or rolled over pursuant to such Acquisition Proposal.

               Grant of Proxy. Pursuant to the Stockholder Agreement, each Stockholder has granted an irrevocable proxy appointing Parent as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters related to the Offer and the Merger as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Stockholder Shares.

               Representations and Warranties. The Stockholder Agreement contains customary representations and warranties of the parties thereto.

               No Shopping. Until such time as the Merger Agreement shall be terminated, no Stockholder shall directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty of the Stockholder as a director of the Company under applicable law, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. The Stockholder shall promptly advise Parent of the terms of any communications it may receive relating to any of the foregoing.

               Amendments; Termination. The Stockholder Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto. The Stockholder Agreement shall terminate automatically upon the termination of the Merger Agreement, provided that the payment obligation on the part of the Stockholders described under "Other Offers" will survive any such termination until the date which is nine months thereafter, provided further, that if an Acquisition Proposal shall have been made on or prior to such date, such payment obligation shall survive until 30 days following the consummation of such Acquisition Proposal.

               The Letter Agreement with Mr. Jay T. Flatley. The following is a summary of the Letter Agreement dated as of August 9, 1998 between the Company and Mr. Flatley, a copy of which is filed as an Exhibit to Schedule 14D-1. Such summary is qualified in its entirety by reference to the Letter Agreement.

               Continued Employment. Mr. Flatley will retain his position as Chief Executive Officer of the Company for a period of up to one year from the consummation of the Merger, for the purpose of managing the Company's integration with Purchaser. During the period of his continued employment, Mr. Flatley will receive salary at an annual rate of $252,000 through December 31, 1998 and at an annual rate of $265,000 from January 1, 1999 to the Payment Date (as defined below), and benefits at the level currently applicable to him (excluding stock options and bonuses (other than his 1998 bonus) or any other incentive awards).

               Transition Incentive Award. In partial consideration of: (i) Mr. Flatley's continued employment and contribution towards the objectives described above; (ii) the fact that Mr. Flatley will no longer be entitled to awards of options or other incentive compensation; and (iii) Mr. Flatley agreeing to the confidentiality, noncompetition and non-solicitation provisions referred to below, the Company will pay him an additional award of $1,000,000 (the "Transition Incentive Compensation") in a single lump sum in cash (net of any required withholding) on the first anniversary of the Effective Date (the "Payment Date"), provided he has not voluntarily terminated his employment with the Company (or its successor) prior to the Payment Date. If the Company should determine, in its discretion, that the integration of organizational structures pursuant to the Merger has been successfully completed before the Payment Date, the Company may pay the Transition Incentive Compensation in advance of the Payment Date. In such case, the employment will be terminated as of the date of payment of the Transition Incentive Compensation, but Mr. Flatley will continue to receive salary and benefits until the Payment Date at the levels in effect as of the date of termination of his employment.

               Confidentiality; Non-Solicitation; Non-Competition. As a condition to entitlement to the compensation and benefits described in this letter, and in partial consideration for the amounts to be received by him in accordance with the Merger Agreement, Mr. Flatley agrees (i) to continue to adhere to the provisions of the confidentiality and inventions assignment agreement previously executed by him in connection with his employment with the Company; and (ii) for a period of one year from the date of termination of his employment, not to hire or solicit the employment of any person then employed by the Company, or otherwise induce any such person to leave such employment. In addition, for a period of two years from the effective date of the Merger, Mr. Flatley will not compete with the Company, except as may be otherwise agreed by him and the Company in writing.

12.   Purpose of the Offer; Plans for the Company.

               The purpose of the Offer is to acquire control of, and an equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The Offer is being made pursuant to the Merger Agreement and the purchase of the Shares pursuant to the Offer will increase the likelihood that the Merger will be effected. If the Offer is successful, the Shares not acquired by Purchaser pursuant to the Offer will be converted (except with respect to Shares as to which appraisal rights have been perfected), subject to the terms of the Merger Agreement, into the right to receive cash in an amount equal to the price per share paid pursuant to the Offer.

               The Board of Directors of the Company has unanimously approved the Merger and adopted the Merger Agreement. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to the Company's stockholders for approval at a stockholder's meeting convened for that purpose in accordance with Delaware Law. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

               If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger Agreement at the stockholders' meeting without the affirmative vote of any other stockholder.

               If Purchaser acquires 90% of the Shares, the Merger may be consummated without a stockholders' meeting and without the approval of the Company's stockholders. The Merger Agreement provides that Purchaser (the parent corporation) will be merged with and into the Company (the subsidiary corporation) following the Offer, and that the certificate of incorporation of the Company will be the certificate of incorporation of the Surviving Corporation following the Merger.

               Under Delaware Law, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company may have the right to dissent and demand appraisal of their Shares under Delaware Law. Under Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share paid in such a merger or other similar business combination. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer.

               In addition, several decisions by Delaware courts have held that, in certain circumstances a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

               If Purchaser purchases Shares pursuant to the Offer and the Merger is consummated more than one year after the completion of the Offer or if an alternative merger transaction were to provide for the payment of consideration less than that paid pursuant to the Offer, compliance by Purchaser with Rule 13e-3 under the Exchange Act would be required, unless the Shares were to be deregistered under the Exchange Act prior to such transaction. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed merger transaction and the consideration offered to minority stockholders therein be filed with the Commission and disclosed to minority stockholders prior to consummation of the merger transaction.

               Plans for the Company. Upon the completion of the Offer, Parent, with the assistance of the Company's management, intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable. Such changes may include extraordinary corporate transactions involving the Company or its subsidiaries, acquisitions of stock or assets, issuances of debt or equity securities or similar transactions. Parent expects that following the Effective Time (as defined in Section 11) (or at any earlier time permitted by the Merger Agreement) it will cause its designees to constitute a majority of the members of the Board of Directors. In the event the Offer is consummated, Parent may designate a number of members to the Company's Board of Directors (as contemplated by the Merger Agreement), equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors designated by Parent) and (ii) the percentage that the number of shares then owned by Parent bears to the total number of Shares outstanding. The persons who may be designated by Parent are listed on Schedule I, which also includes the information required to be disclosed by Parent with respect to such designees under Rule 14f-1 under the Exchange Act.

               Except as described above or elsewhere in this Offer to Purchase, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

13. Effect of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act.

               The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

               Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in Nasdaq, the market for the Shares could be adversely affected. According to Nasdaq's published guidelines, in order for the Shares to be eligible for continued inclusion in Nasdaq, there must continue to be, among other things, at least 1,100,000 publicly held Shares, held by at least 400 round lot stockholders, with a market value of at least $8 million. If the Shares were no longer eligible for inclusion in Nasdaq, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the number of publicly held Shares (excluding Shares held by officers, directors and beneficial owners of more than 10% of the Shares) was less than 100,000, or there were fewer than 300 holders in total. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board.

               The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

               The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholder's meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq reporting. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

14.   Dividends and Distributions.

               If on or after August 19, 1998, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell any additional Shares (other than Shares issued pursuant to of employee stock options), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under Sections 15 and 16, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

15.   Extension of Tender Period; Termination; Amendment.

               Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 16 shall have been satisfied, (i) subject to the terms of the Merger Agreement, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) subject to the terms of the Merger Agreement, to amend the Offer in any respect by making a public announcement of such amendment. There can be no assurance that Purchaser will exercise its right to extend or amend the Offer.

               If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow stockholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

               Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 16 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

               If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 3. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

               Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

16.   Certain Conditions of the Offer.

               Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) the Minimum Condition has not been satisfied by October 31, 1998, (ii) the applicable waiting period under the HSR Act shall not have expired or been terminated by the expiration date of the Offer, or
(iii) at any time on or after August 14, 1998 and prior to the expiration of the Offer, any of the following conditions exist:

               (a) there shall be instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, seeking to restrain, prohibit or materially restrict Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or (based on claims arising out of or relating to the Offer, the Merger or the transactions contemplated by the Merger Agreement) of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or (based on claims arising out of or relating to the Offer, the Merger or the transactions contemplated by the Merger Agreement) of Parent and its subsidiaries, taken as a whole, seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or that otherwise is reasonably likely to have a Material Adverse Effect.

               (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

               (c) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time (except as to any representation or warranty which speaks as of a specific date, which must be untrue as of such date), except for such inaccuracies which, when taken together (in each case without regard to any qualifications as to materiality or Material Adverse Effect contained in the applicable representations and warranties) would not be likely to have a Material Adverse Effect; or

               (d) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal or the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or

               (e) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Parent in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

               The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

17.   Certain Legal Matters; Regulatory Approvals.

               General. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 16.

               Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

               Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or before August 19, 1998. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on September 3, 1998. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

               A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 16. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 3. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

               The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 16 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and Section 11 for certain termination rights in connection with antitrust suits.

               Appraisal Rights. If the Merger is consummated, stockholders of the Company may have the right to dissent and demand appraisal of their Shares under Delaware Law. Under Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

               Other. The Company and its Subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Purchaser is currently evaluating the applicability of any such laws and intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken prior to completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Sections 15 and 16.

18.   Fees and Expenses.

               Morgan Stanley & Co. Incorporated ("Morgan Stanley") is acting as financial advisor to Purchaser and is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay Morgan Stanley, as compensation for its services as financial advisor, a monthly advisory fee of $125,000, a fee of approximately $500,000 payable upon the announcement of the transaction and an additional fee of approximately $2.1 million payable upon consummation of the Offer (against which any aforementioned fees paid will be credited). Parent has also agreed to reimburse Morgan Stanley for certain out-of-pocket expenses incurred in connection with the Offer (including the fees and disbursements of outside counsel) and to indemnify Morgan Stanley against certain liabilities, including certain liabilities under the federal securities laws.

               Parent has retained Georgeson & Company Inc. to act as the Information Agent and Harris Trust Company of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

               Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Parent or Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

19.   Miscellaneous.

               The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

               NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

               Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).


                                                  APB ACQUISITION CORP.

August 14, 1998


                                                                    SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS


               A. Directors and Executive Officers of Amersham Pharmacia Biotech Inc. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 800 Centennial Avenue, P.O. Box 1327, Piscataway, NJ, 08855-1327. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Amersham Pharmacia Biotech Inc. and each individual is a United States citizen. Directors are identified by an asterisk.

Name and Business               Present Principal Occupation or Employer and
    Address                  Material Positions Held During the Past Five Years
---------------------        --------------------------------------------------
Ronald Eric Long*        Mr. Long, 51, has served as Chief Executive Officer since
                         August 1997.  He previously was Managing Director, Life
                         Science, of Amersham International plc from August 1996 to
                         July 1997.  Prior to that, he served as Commercial Director of
                         Amersham International plc.  He is a citizen of the United
                         Kingdom.

Kurt Arne Forsell*       Mr. Forsell, 56, has served as Chief Operating Officer since
                         August 1997.  He previously was President of Pharmacia
                         Biotech AB from August 1990 to August 1997.  He is a citizen of Sweden.

Julian Alfred Cooper*    Mr. Cooper, 41, has served as Director of Human Resources
                         for Nycomed Amersham since July 1998.  Prior to that he was
                         Vice President, Human Resources for Amersham Pharmacia
                         Biotech and, since 1994, Director of Human Resources for
                         Amersham International.  He is a citizen of the United
                         Kingdom.

Phil George Douglas*     Mr. Douglas, 53, has served as President since February 1998.
                         He previously was Vice President and General Manager for
                         Amersham Life Science Inc. He is a citizen of the United
                         Kingdom.

Per-Erik Sandlund*       Mr. Sandlund is Chief Financial Officer of Amersham
                         Pharmacia Biotech Ltd.  He is a citizen of Sweden.

Peter Bailey Coggins*    Mr. Coggins, 49, is President, North American Region.
David J. M. Dally        Mr. Dally, 38, is Vice President, Finance and Administration
                         and Treasurer.  He previously was Controller for Amersham
                         Life Science from 1995 to 1997.  Prior to that he served as
                         Manager, Corporate Development for Amersham International
                         plc from 1993 to 1995.  He is a citizen of the United Kingdom.

John Charles Moses       Mr. Moses, 43, is Vice President of Human Resources.  He
                         was director of Human Resources of Amersham Corporation
                         from 1995 to 1997.  He is a citizen of the United Kingdom.

Andrew David Rackear     Mr. Rackear, 44, has served as Vice President, Secretary and
                         General Counsel since December 1997.  He previously was
                         General Counsel and Secretary of Pharmacia Biotech Inc.
                         from December 1994 to December 1997.  Prior to that, he was
                         Counsel to Pharmacia Inc.

               B. Directors and Executive Officers of APB Acquisition Corp. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o Amersham Pharmacia Biotech Inc., 800 Centennial Avenue, P.O. Box 1327, Piscataway, NJ, 08855-1327. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser and each individual is a United States citizen. Directors are identified by an asterisk.

Name and Business              Present Principal Occupation or Employer and
    Address                 Material Positions Held During the Past Five Years
--------------------        --------------------------------------------------
David J. M. Dally*       President since August 1998.  Mr. Dally, 38, is Vice President,
                         Finance and Administration and Treasurer of Amersham
                         Pharmacia Biotech Inc.  Prior to that he was Controller
                         Amersham Life Science from 1995 to 1997 and Manager
                         Corporate Development of Amersham International plc from
                         1993 to 1995.  He is a citizen of the United Kingdom.

William J. Sulinski*     Secretary and Treasurer since August 1998.  Mr. Sulinski, 56, has served as Vice President, Business Development, in
                         Amersham Pharmacia Biotech Inc., since May 1998.  He
                         previously has held similar roles within the Pharmacia &
                         Upjohn and Pharmacia Inc. and its affiliates.

               C. Directors and Executive Officers of Amersham Pharmacia Biotech Limited. The name, business address, present principal occupation or employment of each director and executive officer of APB Ltd and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is Bjorkgatan 30, S-75182 Uppsala, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with APB Ltd and each individual is a United States citizen. Directors are identified by an asterisk.

Name and Business
    Address                        Present Principal Occupation or Employer
------------------------           ----------------------------------------
Ronald Eric Long*            Mr. Long, 51, is Chief Executive Officer.  He has also served as Chief Executive Officer of Amersham Pharmacia Biotech
                             Inc. since August 1997.  He previously was Managing
                             Director, Life Science, of Amersham International plc from
                             August 1996 to July 1997.  Prior to that, he served as
                             Commercial Director of Amersham International plc.  He is a
                             citizen of the United Kingdom.

William Martin Castell*      Mr. Castell, 51, has served as Chief Executive Officer of
                             Nycomed Amersham plc since June 1989.  He previously was
                             Chief Executive officer of Amersham International plc.  He also is a director of General Electric Co.  He is a citizen of the
                             United Kingdom.

Giles Francis Betram Kerr*   Mr. Kerr, 38, has served as Finance Director of Nycomed
                             Amersham plc since November 1997.  He previously was
                             Company Secretary of Nycomed Amersham plc.  Prior to that, he served as Director of Corporate Development and
                             Company Secretary of Amersham International plc.  He is a
                             citizen of the United Kingdom.

Mats Pettersson*             Mr. Pettersson is Vice President of Corporate Development of
                             Pharmacia & Upjohn Inc.  He is a citizen of Sweden.

Donald R. Parfet*            Mr. Parfet is Vice President of Affiliated Businesses of
                             Pharmacia & Upjohn Inc.

Mathias Uhlen*               Mr. Uhlen, 44, has served as a non-executive Director of the
                             Amersham Pharmacia Board since 1997.  He is also professor at the Royal Institute of Technology, Stockholm, Sweden.  He
                             is a citizen of Sweden.

Dr. Michael Crumpton*        Dr. Crumpton was Deputy Director of Laboratories Imperial
                             Cancer Research Fund.

Kurt Arne Forsell*           Mr. Forsell, 56, is Chief Operating Officer.  He has also served as Chief Operating Officer of Amersham Pharmacia Biotech
                             Inc. since August 1997.  He previously was President of
                             Pharmacia Biotech AB from August 1990 to August 1997.  He
                             is a citizen of Sweden.

Per-Erik Sandlund            Mr. Sandlund is Chief Financial Officer.  He is a citizen of
                             Sweden.

Julian Alfred Cooper         Mr. Cooper, 41, is Secretary.  He has also served as Director of Human Resources for Nycomed Amersham since July
                             1998.  Prior to that he was Vice President, Human Resources for Amersham Pharmacia Biotech and, since 1994, Director of
                             Human Resources for Amersham International.  He is a citizen of the United Kingdom.

Maris Hartmanis              Mr. Hartmanis is Vice President, Research and Development.

               D. Directors and Executive Officers of Nycomed Amersham plc. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Nycomed Amersham and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is Amersham Place, Little Chalfont, Buckinghamshire, England, HP7 9NA. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Nycomed Amersham. All directors and officers listed below are citizens of the United Kingdom except Johan Fr. Odfjell, Svein Aaser, Trond V. Jacobsen, Tore Laerdal, Erik Thorsby and John Henrik Johansen who are citizens of Norway, Jacques F. Rejeange who is a citizen of Switzerland and Mathias Uhlen who is a citizen of Sweden.


            Name, Present Principal Occupation or Employer and
            Material Positions Held During the Past Five Years
            --------------------------------------------------

Johan Fr. Odfjell, 49, has served as a non-executive Chairman of the Board of Directors since October 1997. He has been the Chairman for Nycomed ASA and Hafslund since 1996. He also has been the Chairman of Westfal-Larsen since 1987. Additionally, he is member of the board of directors of several companies in the shipping and insurance sectors and an investment and business consultant.

Richard Douglas Lapthorne, 55, has served as a non-executive Deputy Chairman of Board of Directors since December 1988. He previously was the Chairman of Amersham International plc. He also is currently the Vice Chairman of British Aerospace plc.

William Martin Castell, 51, has served as Chief Executive Officer since June 1989. He previously was Chief Executive Officer of Amersham
International plc.  He also is a Director of General Electric Co.

Svein Aaser, 51, has served as Deputy Chief Executive Officer, Chairman of Pharma, and Chief Executive Officer of Imaging since October 1997. He previously was President and Chief Executive Officer of Nycomed ASA.

Ronald Eric Long, 51, has served as Chief Executive Officer of Amersham Pharmacia Biotech since August 1997. He previously was Managing Director, Life Science, of Amersham International plc from August 1996 to July 1997. Prior to that, he served as Commercial Director of Amersham International plc.

Giles Francis Bertram Kerr, 38, has served as Finance Director since November 1997. He previously was Company Secretary of Nycomed Amersham plc. Prior to that, he served as Director of Corporate Development and Company Secretary of Amersham International plc.

Trond V. Jacobsen, 53, has served as Chief Executive of Pharma since October 1997. He previously was President of Nycomed Pharma, AS from 1996 to 1997.

Donald Hood Brydon, 53, has served as a non-executive Director since June 1997. He previously was a non-executive Director of Amersham International plc. He also is Chairman and Chief Executive of Axa Investment Managers S.A. He was Executive of Management Functions of Barclays plc from 1977 to 1996. He also is a Director of Allied Domecq plc and of Sun Life Provincial Holdings plc and was a director of the London Stock Exchange.

Ronald Morton Cresswell, 63, has served as non-executive Director since August 1995. He previously was a non-executive Director of Amersham International plc. He also is Chairman of Parke-Davis Pharmaceutical Research and Vice President of Warner-Lambert Company.

Tore Laerdal, 46, has served as non-executive Director since October 1997. He previously was a Director of Nycomed ASA. He also is President and Chief Executive Officer of the Laerdal Medical Group.

Thomas Fulton Wilson McKillop, 55, has served as non-executive Director since April 1992. He previously was a non-executive Director of Amersham International plc. He also is Chief Executive Officer of Zeneca
Pharmaceuticals.

Jacques F. Rejeange, 58, has served as non-executive Director since October 1997. He previously was a Director of Nycomed ASA. He is the Former President and was Chief Executive Officer from June 1993 to June 1995 of Sterling Winthrop Inc., USA. He also has been the General Manager of Florham Consulting S.A. since August 1995.

Erik Thorsby, 60, has served as non-executive Director since October 1997. He previously was a Director of Nycomed ASA. He is Head of the Institute of Transplant Immunology at Norway's National Hospital since 1970. He is also the Vice-Chairman of Medinova.

John Henrik Johansen, 51, has served as non-executive Director (employee representative) since October 1997. He previously was a Director of Nycomed ASA. He also is Senior Research Scientist for Nycomed Imaging AS.

Geoffrey Miaz Thackray, 53, has served as Head of Corporate Development since August 1998. Prior to that, he was Restructuring Controller. Prior to October 1997 he was Group Controller of Amersham International plc.

Kevin Quinn, 38, is Group Finance Controller. He was previously a consultant with Pricewaterhouse Coopers.

Mathias Uhlen, 44, has served as a non-executive Director of the Amersham Pharmacia Board since 1997. He is also professor at the Royal Institute of Technology, Stockholm, Sweden. He is a citizen of Sweden.

Alan Edmund Royle, 49, has served as Director of Treasury of Nycomed Amersham plc since April 1998. He was previously Corporate Treasurer of S.
C.  Johnson & Son, Inc., based in Racine, Wisconsin, from 1990 to 1997.

               E. Persons Who May Be Designated by Parent to Serve as Directors on the Company's Board of Directors. The name, age and five-year employment history of each person who may be appointed to the Company's Board of Directors after the consummation of the Offer but prior to the Merger is as follows:

                             Present Principal Occupation or Employer and
      Name           Age   Material Positions Held During the Past Five Years
      ----           ---   --------------------------------------------------
Ronald Eric Long     51    Mr. Long has served as Chief Executive Officer of
                           Amersham Pharmacia Biotech since August 1997.  He
                           previously was Managing Director, Life Science, of
                           Amersham International plc from August 1996 to July
                           1997.  Prior to that, he served as Commercial
                           Director of Amersham International plc.  He is a
                           citizen of the United Kingdom.

David J. M. Dally    38    Mr. Dally is Vice President, Finance and
                           Administration and Treasurer of Amersham
                           Pharmacia Biotech Inc.  Prior to that, he was
                           Controller Amersham Life Science from 1995 to
                           1997 and Manager, Corporate Development of
                           Amersham International plc from 1993 to 1995.
                           He is a citizen of the United Kingdom.

Michael Evans        40    Mr. Evans is Vice President, Applied Genomics for
                           Amersham Pharmacia Biotech Ltd.  He previously was
                           Marketing Director for Amersham Life Science
                           during 1997, Head of Business Development for
                           Amersham Life Science during 1995 and Group
                           Marketing Manager of Amersham Life Science from
                           1994 to 1995.  He is a citizen of the United
                           Kingdom.

      Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:


                       The Depositary for the Offer is:

                       HARRIS TRUST COMPANY OF NEW YORK

                               By Facsimile Transmission
       By Mail:            (for Eligible Institutions only):   By Hand or Overnight Courier:
  Wall Street Station               (212) 701-7636                    Receive Window
     P.O. Box 1023                                                   Wall Street Plaza
New York, NY 10268-1023                                         88 Pine Street, 19th Floor
                                                                    New York, NY 10005
                                 Confirm By Telephone:
                                    (212) 701-7624

      Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.


                    The Information Agent for the Offer is:

                                   GEORGESON
                                & COMPANY INC.
                                ==============

                               Wall Street Plaza
                           New York, New York 10005
                Banks and Brokers Call Collect: (212) 440-9800

                   All Others Call Toll-Free: (800) 223-2064

                     The Dealer Manager for the Offer is:

                          MORGAN STANLEY DEAN WITTER
                       Morgan Stanley & Co. Incoporated
                                 1585 Broadway
                           New York, New York 10036
                                (212) 761-4308
                                (call collect)